SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                       American Travellers Corporation
                               (Name of Issuer)

                        Common Stock, $0.01 par value
                       (Title of Class of Securities)

                                 0302 90 100
                               (CUSIP Number)

           Benedict J. Iacovetti, 3220 Tillman Drive, Bensalem, PA 19020
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               March 13, 1996
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))
                              Page 1 of 3 Pages

CUSIP No. 0302 90 100              13D                 Page 2 of 3 Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John A. Powell

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    a
    b

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    Not applicable.

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7  SOLE VOTING POWER           1,211,592


 8  SHARED VOTING POWER                 0


 9  SOLE DISPOSITIVE POWER      1,161,540


10  SHARED DISPOSITIVE POWER            0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         					  1,161,540

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     7.15%

14  TYPE OF REPORTING PERSON*







                                                     Page 3 of 3 Pages

Item 5. is amended as follows:

Item 5.  Interest and Securities of the Issuer.

This amendment is being filed to reflect the fact that the Reporting Person:

a) acquired options to purchase 75,000 shares of the Common Stock, $.01 par value, of American Travellers Corporation (the"Common Stock"), which become exercisable on May 9, 1996.
b) sold Common Stock in the open market at the sale prices, net of commission, as set forth below:

Date of Sale		No. of Shares		Sale Price Per Share

March 13, 1996		 50,000		   	$29 3/4
March 14, 1996		 25,000			   $29 5/8
March 15, 1996		100,000			   $29 5/8
March 18, 1996		 50,000		   	$29 5/8

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 1, 1996

Signature: /s/ John A. Powell
               John A. Powell